

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

> **Re: Healthy Choice Wellness Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 25, 2024**
> **File No. 333-275209**

Dear Jeffrey Holman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Amendment No. 4 to Form S-1 filed July 25, 2024

General

1.   Please revise to reflect the comments we issued on August 23, 2024 relating to your Form S-1 (file no. 333-274435), as appropriate.

Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services